Exhibit 99.1

February 29, 2024

Filed via SEDAR+

To: All Applicable Exchanges and Securities Administrators

Subject:     Baytex Energy Corp. (the “Issuer”)
        Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual Meeting
Meeting Date:	May 9, 2024
Record Date for Notice of Meeting:	March 25, 2024
Record Date for Voting (if applicable):	March 25, 2024
Beneficial Ownership Determination Date:	March 25, 2024
Class of Securities Entitled to Vote:	Common Shares
ISIN:	CA07317Q1054
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company
as agent for Baytex Energy Corp.